FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated May 29, 2009 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 29, 2009

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 29, 2009

Tata Motors Net Revenue in 2008-09 lower at Rs.25660.79 crores,

and Net Profit lower at Rs.1001.26 crores, due to market upheaval

Mumbai, May 29, 2009: Tata Motors today reported gross revenue (stand-alone) of Rs.28599.27 crores (2007-08: Rs.33093.93 crores) in 2008-09, a year marked by severe demand contraction in the automobile industry.

Revenues (net of excise) for the year were Rs.25660.79 crores compared to Rs.28739.41 crores in 2007-08, a decline of 10.7%. The Profit before Tax was Rs.1013.76 crores compared to Rs.2576.47 crores in 2007-08, a decline of 60.7%. The Profit after Tax for the year was Rs.1001.26 crores compared to Rs.2028.92 crores, a decline of 50.7%.

The demand contraction was triggered by high interest rates and unavailability of finance throughout the year, particularly in the October-December quarter post the global financial market upheavals. The impact on heavy commercial vehicles was more severe, abetted by reduction in freight movement in different segments and customer concerns on economic conditions. Small commercial vehicles, like the Tata Ace and the Tata Magic, have continued to improve penetration.

Stimulus packages from the Government in the last quarter of the year have to an extent helped regenerate overall sales, as in the automobile industry, but growth is yet to revive to earlier levels.

The fall in volumes combined with peak input prices and high interest rates brought margins under pressure. The company accelerated cost reduction measures and proactively managed working capital to contain the impact as best as it could.

The total 2008-09 sales volume (including exports) is 506,421 units, compared to 585,649 units in the previous year. The company retained its domestic leadership position in commercial vehicles, and continued to be amongst the top three in passenger vehicles. Domestic commercial vehicles sales amounted to 265,373 units (2007-08: 312,935 units). The company increased market share in commercial vehicles to 63.8% (2007-08: 62.2%), aided by its wide product offering. Domestic passenger vehicles sales amounted to 207,512 units (2007-08: 218,055 units). The launch of the second generation Tata Indica Vista and the continuing good run of the Tata Indigo CS has helped recover market share in passenger vehicles in the second half which stands at 13.1% for the year (2007-08: 14%) and a March exit share of 14.5%. Tata Motors’ exports were 33,536 numbers (2007-08: 54,659 numbers), impacted by the worldwide downturn in the industry.

The launch of the Tata Indica Vista was augmented by the distribution of the Fiat 500 and Linea, both of which have been received well. In commercial vehicles too, new products, introduced during the year or the previous year, offering benefits like higher fuel efficiency, grew at a faster rate and helped enhance market share.

The landmark events of the year were the acquisition of Jaguar Land Rover on June 2, 2008, and the launch of the Tata Nano on March 23, 2009. Over 2.03 lakh fully paid bookings were received for the Tata Nano, the deliveries of which will begin from July 2009. The Pantnagar plant began producing the Tata Nano during the year, while the Sanand plant is rapidly progressing towards completion.

DIVIDEND

The Board of Directors has recommended a dividend of Rs.6/- per Ordinary share and Rs.6.50 per ‘A’ Ordinary share of Rs.10/- each for the financial year 2008-09 (2007-08: Rs.15/- for Ordinary share). The dividend is subject to approval of shareholders; tax on the dividend will be borne by the Company.

The Audited Financial Results for the financial year ended March 31, 2009, are enclosed.

News Release – 2	May 29, 2009

Stand Alone Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2009

		Particulars		Year ended March 31,
				2009	2008
(A)
1		Vehicle Sales:(in Nos.) (includes traded vehicles)
		Commercial vehicles		265373	312935
		Passenger cars and Utility vehicles		207512	218055
		Exports		33536	54659

				506421	585649

2		Vehicle Production:(in Nos.)
		Commercial vehicles		286590	352728
		Passenger cars and Utility vehicles		201926	228630

				488516	581358

(B)				(Rupees Lakhs)
1	(a)	Sales / Income from Operations		2829256	3288503
		Less: Excise Duty		293848	435452
		Net Sales / Income from Operations		2535408	2853051
	(b)	Other Operating Income		30671	20890
		Total Income from Operations		2566079	2873941
2		Expenditure
	(a)	Decrease in stock in trade and work in progress		23804	4048
	(b)	Consumption of raw materials and components		1621862	1859208
	(c)	Purchase of traded goods		218032	159811
	(d)	Employee cost		155139	154457
	(e)	Depreciation and Amortisation		87454	65231
	(f)	Product development expenses		5117	6435
	(g)	Other expenditure		463600	477681
	(h)	Sub total 2(a) to 2(g)		2575008	2726871
	(j)	Expenditure transferred to capital and other accounts		(91602)	(74423)
	(k)	Total		2483406	2652448
3		Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		82673	221493
4		Other Income		92597	48318
5		Profit before Interest and Discounting Charges and Exceptional Items [3+4]		175270	269811
6		Interest and Discounting Charges
	(a)	Gross interest and discounting charges		107310	54156
	(b)	Interest income / Interest capitalised		(39942)	(25919)
	(c)	Net interest and discounting charges		67368	28237
7		Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		107902	241574
8		Exceptional items Notional exchange (loss) / gain (net) on revaluation of foreign currency borrowings, deposits and loans given		(6526)	16073
9		Profit from Ordinary Activities before tax [7+8]		101376	257647
10		Tax expense		1250	54755
11		Net Profit from Ordinary Activities after tax [9-10]		100126	202892
12		Extraordinary Items (net of tax expense)		—	—
13		Net Profit for the period [11-12]		100126	202892
14		Paid-up Equity Share Capital (Face value of Rs. 10 each)		51405	38554
15		Reserves excluding Revaluation Reserve		1169103	742845
16		Earnings Per Share (EPS)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	22.70	52.64
	(b)	Diluted EPS before and after Extraordinary items	Rupees	20.83	48.04
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	Rupees	23.20
	(b)	Diluted EPS before and after Extraordinary items	Rupees	21.33

17	Public Shareholding
	A.	Ordinary Shares
	-	Number of Shares	203174623	207771594
	-	Percentage of shareholding	45.17%	53.89%
	B.	‘A’ Ordinary Shares
	-	Number of Shares	10093011
	-	Percentage of shareholding	15.73%
18	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	61250000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	32.63%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	13.62%
	(b)	Non-encumbered
	-	Number of Shares	126483595
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	67.37%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	28.11%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
	-	Number of Shares	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—
	(b)	Non-encumbered
	-	Number of Shares	54082644
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	84.27%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.

2)	(a)	Total Income from operations for the year ended March 31, 2009 include: (i) Rs. 13883 lakhs (Rs. 16940 lakhs for the year ended March 31, 2008) towards transfer of technology to its subsidiary companies; and (ii) Rs. 5074 lakhs towards gain on buyback of Foreign Currency Convertible Notes and Convertible Alternative Reference Securities.

	(b)	Other income for the year ended March 31, 2009 include profit of Rs. 52027 lakhs (Rs. 15699 lakhs for the year ended March 31, 2008) on sale of its long term investments.

3)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement. Accordingly, all such contracts outstanding as on March 31, 2009 that are designated as hedging instruments to hedge the foreign currency cash flow risk of highly probable forecast transactions are marked to market and an effective portion of notional loss aggregating Rs. 8751 lakhs (net of tax) arising on such contracts, has been directly recognised in the Hedging Reserve Account to be ultimately recognised in the Profit and Loss Account, depending on the exchange rate fluctuation till and when the underlying forecasted transaction occurs. Earlier such notional loss / gain was recognised in the Profit and Loss Account on the basis of exchange rate on the reporting date.

4)	Consequent to the notification, issued by the Ministry of Corporate Affairs, amending the Accounting Standard (AS) 11—The Effects of changes in Foreign Exchange Rates, the exchange differences on foreign currency denominated long term borrowings relating to the acquisition of depreciable capital assets are adjusted in the carrying cost of such assets and the exchange differences on other long term foreign currency monetary items is amortised over its tenor till maturity or March 31, 2011, whichever is earlier. Earlier such differences were recognised in the Profit and Loss Account. As a result, Profit before tax for the year ended March 31, 2009 is higher by Rs. 51893 lakhs (net of tax Rs. 41754 lakhs).

5)	During the year, the Company has reviewed the estimation for provisioning for doubtful receivables in respect of its vehicle financing business based on past performance trends. The Company continues to provide for such doubtful receivables based on an assessment and the probable inherent loss in the business, and more conservatively than required under the RBI guidelines applicable to NBFC’s. The revised estimation has resulted in lower provisioning of Rs 5471 lakhs in the current year.

6)	In October 2008, the Company decided to move the Nano project from Singur in West Bengal to Sanand in Gujarat. Based on management’s assessment, presently no provision is considered necessary to the carrying cost of the Capital work in progress.

7)	During the year ended March 31, 2009, the Company has made investment of Rs. 780874 lakhs (including investments out of proceeds from Rights issue, divestments etc.) in its subsidiary TML Holdings Pte Ltd, (Singapore) in connection with the Jaguar Land Rover acquisition / loan.

8)	During the year ended March 31, 2009, the Company made a simultaneous but unlinked rights issues of Ordinary Shares and ‘A’ Ordinary Shares. Following is the status on utilisation of said rights issue proceeds:

	Amount (Rs. Lakhs)
	Planned	Actual
Amount Collected	414581	413933	*
Issue Expenses paid / provided	5386	2967
Investment in its subsidiary (included in (7) above) for downstream investment to prepay part of the short term bridge loan for financing the acquisition of Jaguar Land Rover	409195	410966

* Excluding for shares kept in abeyance pending court cases / legal disputes

9)	Subsequent to the year ended March 31, 2009, the Company, raised Rs. 420000 lakhs through issue of Secured Non-Convertible Rupee Debentures, for the part repayment of USD 1 billion out of the outstanding USD 2 billion bridge finance facility taken for acquiring Jaguar Land Rover business and the balance amount of Rs. 507100 lakhs (equivalent to USD 1 billion) has been refinanced.

10)	Public Shareholding of Ordinary Shares as on March 31, 2009 excludes 13.10% (12.69% as on March 31, 2008) of Citibank N.A. as Depository for American Depository Shares (ADS) holders.

11)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.

12)	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2009 :

Complaints	Opening Balance	Received	Resolved	Closing Balance
Rights Issue Related	—	13	13	—
Others	1	7	8	—

13)	The Board of Directors has recommended dividend of Rs. 6/- per Ordinary share of Rs. 10/- each and Rs. 6.50 per 'A' Ordinary share of Rs. 10/- each for the financial year 2008-09 (Previous year Rs. 15/- per Ordinary share), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

14)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the year ended March 31, 2009.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2009.

Tata Motors Limited

Ratan N Tata
Mumbai, May 29, 2009	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.